December 5, 2012

Jim Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:
EMC Insurance Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on March 14, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed on November 8, 2012
File No. 000-10956

Dear Mr. Rosenberg:

This communication is in response to your comment letter dated November 21, 2012, with respect to the above referenced filing.  EMC Insurance Group Inc. is actively working on its response to the comments and expects to submit its response no later than December 14, 2012.

Should you or any of your staff have questions, please contact me at (515) 345-2902.

Sincerely,

EMC INSURANCE GROUP INC.

/s/ Mark E. Reese
Mark E. Reese
Senior Vice President and
Chief Financial Officer